       As filed with Securities and Exchange Commission on July 28, 2009
                                                   Registration No. 333- ______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                  MetLife Investors Variable Life Account One
                          (Exact Name of Registrant)
                      MetLife Investors Insurance Company
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)

                    General American Life Insurance Company
                              (Name of Guarantor)
                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                Name and complete address of agent for service:
                              Richard C. Pearson
                           Vice President, Associate
                         General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (800) 989-3752

                     Approximate Date of Proposed Filing:
  As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered: (1) Flexible Premium Variable Life Insurance Policy and (2) Guarantee related to insurance obligations under variable life insurance contracts

                                                                       FLEXIBLE
                                                                        PREMIUM
                                                                  VARIABLE LIFE
                                                               INSURANCE POLICY

                                                                      ISSUED BY

                                                              METLIFE INVESTORS
                                                              INSURANCE COMPANY

                                                              METLIFE INVESTORS
                                                      VARIABLE LIFE ACCOUNT ONE
                                                               NOVEMBER 9, 2009

  This prospectus describes the Flexible Premium Variable Life Insurance Policy
   offered by MetLife Investors Insurance Company ("MetLife Investors", "we" or
      "us"). The prospectus describes all material features and benefits of the Policy. The language in the prospectus determines your rights under the federal securities laws.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

 You, the Policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the Investment Funds listed below which are offered through our Separate Account (you can invest in up to 15 of the Investment Funds and the General Account at any one time). When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select.
    The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

AIM VARIABLE INSURANCE FUNDS (SERIES I SHARES):
   AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):
   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A):
   Clarion Global Real Estate Portfolio
   Lazard Mid Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid Cap Value Portfolio
   Met/AIM Small Cap Growth Portfolio
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A):
   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond
     Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA):
   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission (the "Commission" or the "SEC") maintains a web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:
..   is not a bank deposit.
..   is not federally insured.
..   is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

The Policies described in this prospectus were originally issued under MetLife Investors Variable Life Account Five. Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five with and into MetLife Investors Variable Life Account One. (See "The Separate Account"). WE ARE NOT OFFERING THE POLICIES DESCRIBED IN THIS PROSPECTUS TO NEW PURCHASERS. WE DO CONTINUE TO ACCEPT PREMIUM PAYMENTS FROM EXISTING OWNERS.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION THAT IT HAS IS A CRIMINAL OFFENSE.

                            TABLE OF CONTENTS  PAGE

              SPECIAL TERMS...................................  3

              SUMMARY.........................................  4
                 The Variable Life Insurance Policy...........  4
                 Purchases....................................  4
                 Investment Choices...........................  4
                 Expenses.....................................  4
                 Death Benefit................................  7
                 Taxes........................................  7
                 Access to Your Money.........................  7
                 Other Information............................  8
                 Inquiries....................................  8

              PART I..........................................  9

              1. THE VARIABLE LIFE INSURANCE POLICY...........  9

              2. PURCHASES....................................  9
                 Application for a Policy.....................  9
                 Premiums.....................................  9
                 Unscheduled Premiums.........................  9
                 Lapse and Grace Period.......................  9
                 Reinstatement................................ 10
                 Allocation of Premium........................ 10
                 Accumulation Account Value of Your Policy.... 10
                 Method of Determining Accumulation Account
                  Value of an Investment Fund................. 10
                 Net Investment Factor........................ 11
                 Our Right to Reject or Return a Premium
                  Payment..................................... 11

              3. INVESTMENT FUNDS............................. 12
                 Substitution and Limitations on Further
                  Investments................................. 13
                 Transfers.................................... 13
                 Dollar Cost Averaging........................ 15
                 Portfolio Rebalancing........................ 15
                 Approved Asset Allocation Programs........... 16

              4. EXPENSES..................................... 16
                 Tax Charges.................................. 17
                 Sales Charge................................. 17
                 Selection and Issue Expense Charge........... 17
                 Monthly Policy Charge........................ 17
                 Monthly Cost of Insurance Charge............. 17
                 Charges for Additional Benefit Riders........ 18
                 Mortality and Expense Risk Charge............ 18
                 Surrender Charge............................. 18
                 Transaction Charges.......................... 19
                 Investment Fund Expenses..................... 19

              5. DEATH BENEFIT................................ 19
                 Change of Death Benefit...................... 20
                 Change in Face Amount........................ 20

              6. TAXES........................................ 20
                 Life Insurance in General.................... 21
                 Taking Money Out of Your Policy.............. 21
                 Diversification.............................. 21

                                      PAGE

          7. ACCESS TO YOUR MONEY.................................  21
             Policy Loans.........................................  21
             Loan Interest Charged................................  22
             Security.............................................  22
             Repaying Policy Debt.................................  22
             Partial Withdrawals..................................  22
             Pro-Rata Surrender...................................  23
             Full Surrenders......................................  23

          8. OTHER INFORMATION....................................  24
             MetLife Investors....................................  24
             Distribution.........................................  25
             The Separate Account.................................  25
             The General Account..................................  25
             Suspension of Payments or Transfers..................  25
             Ownership............................................  26
             Adjustment of Charges................................  26

          PART II.................................................  26
             Executive Officers and Directors.....................  26
             Voting...............................................  27
             Disregard of Voting Instructions.....................  28
             Our Right to Contest.................................  28
             Additional Benefits..................................  28
             Federal Tax Status...................................  29
               Introduction.......................................  29
               Diversification....................................  29
               Tax Treatment of the Policy........................  30
               Policy Proceeds....................................  30
               Employer-Owned Life Insurance......................
               Tax Treatment of Loans and Surrenders..............  30
               Multiple Policies..................................  31
               Tax Treatment of Assignments.......................  32
               Qualified Plans....................................  32
               Income Tax Withholding.............................  32
               Life Insurance Purchases by Nonresident Aliens
                and Foreign Corporations..........................  32
               Business Uses of Policy............................  32
               Non-Individual Owners and Business
                Beneficiaries of Policies.........................  32
               Split-Dollar Arrangements..........................  32
               Estate, Gift and Generation-Skipping Transfer
                Taxes.............................................  33
               Foreign Tax Credits................................
               Alternative Minimum Tax............................  33
               Possible Tax Law Changes...........................  33
               The Company's Income Taxes.........................  33
             Reports to Owners....................................  33
             Legal Proceedings....................................  33
             Independent Registered Public Accounting Firm........  34
             Financial Statements.................................  35

          APPENDIX A.............................................. A-1
             Participating Investment Funds....................... A-1

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

ACCUMULATION ACCOUNT VALUE -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

ATTAINED AGE -- The Issue Age of the Insured plus the number of completed Policy years.

BENEFICIARY -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and this prospectus.

CASH SURRENDER VALUE -- The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

FACE AMOUNT -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100.

GENERAL ACCOUNT -- Our assets other than those allocated to the Separate Account or any other separate account.

INDEBTEDNESS -- The sum of all unpaid Policy loans and accrued interest on loans.

INSURED -- The person whose life is insured under the Policy.

INVESTMENT FUNDS -- Investments within the Separate Account which we make available under the Policy.

INVESTMENT START DATE -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

ISSUE AGE -- The age of the Insured at his or her nearest birthday as of the Issue Date.

ISSUE DATE -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.


LOAN ACCOUNT -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

LOAN SUBACCOUNT -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

OWNER -- The owner of a Policy, as designated in the application or as subsequently changed.

POLICY -- The flexible premium variable life insurance Policy offered by us and described in this prospectus.

PRO-RATA SURRENDER -- A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

SEPARATE ACCOUNT -- MetLife Investors Variable Life Account One, a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

SERVICE OFFICE -- MetLife Investors Insurance Company, P.O. Box 358, Warwick, RI 02887-0358.

TARGET PREMIUM -- A premium calculated when a Policy is issued, based on the Insured's age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

VALUATION DATE -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

VALUATION PERIOD -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

THE PROSPECTUS IS DIVIDED INTO THREE SECTIONS: THE SUMMARY, PART I AND PART II. THE SECTIONS IN THE SUMMARY CORRESPOND TO SECTIONS IN PART I OF THIS PROSPECTUS WHICH DISCUSS THE TOPICS IN MORE DETAIL. PART II CONTAINS EVEN MORE DETAILED INFORMATION.

SUMMARY

1.  THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person Insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured is the person you choose to have insured under the Policy. You, the Owner, can be the Insured, but you do not have to be.

The Policy described in this prospectus is a flexible premium variable life insurance Policy. The Policy is "flexible" because:

..   the frequency and amount of premium payments can vary;

..   you can choose between death benefit options; and

..   you can change the amount of insurance coverage.

The Policy is "variable" because the Accumulation Account Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary and, under certain circumstances, so may your death benefit.

So long as the Insured is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies.

We make available a number of riders to meet a variety of your estate planning needs. The minimum Face Amount of insurance that we offer is $50,000.

2.  PURCHASES

We no longer offer the Policy to new purchasers. We do continue to accept premium payments from existing Owners.

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured. We may require the Insured to provide us with medical records, a physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

3.  INVESTMENT CHOICES

You can put your money in our General Account or in any or all of the Investment Funds. However, you can only put your money in up to 15 of the Investment Funds and the General Account at any one time. A brief description of the Investment Funds is contained in Appendix A and a detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the Fund prospectuses carefully.

4.  EXPENSES

We make certain deductions from your premiums, your Accumulation Account Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

..   DEDUCTIONS FROM EACH PREMIUM PAYMENT.

TAX CHARGES. We currently deduct 1.3% of each premium payment to pay the Federal Tax Charge. We also deduct a Premium Tax Charge currently equal to 2.35% to pay the state and local premium taxes.

SALES CHARGE. The Sales Charge, which is also referred to as the percent of premium charge, is determined as follows:

(1)in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2)in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3)in the 11th Policy year and later, 2% of the actual premium you pay.

..   MONTHLY DEDUCTIONS FROM YOUR ACCUMULATION ACCOUNT VALUE.

SELECTION AND ISSUE EXPENSE CHARGE. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insured.

MONTHLY POLICY CHARGE. This charge is equal to $25 per month for the first policy year, and $6 per policy month thereafter. This amount is deducted from the Accumulation Account Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

MONTHLY COST OF INSURANCE. This amount is deducted monthly from your Accumulation Account Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured, duration and the amount of death benefit at risk.

CHARGES FOR ADDITIONAL BENEFIT RIDERS. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

..   DEDUCTIONS FROM THE INVESTMENT FUNDS.

MORTALITY AND EXPENSE RISK CHARGE. This risk charge is guaranteed not to exceed, on an annual basis, 0.55% of the average value of each of your Investment Funds and is deducted each Valuation Date.

The current risk charge depends on the number of years your Policy has been in force and is as follows:

                  Years  Daily Charge Factor Annual Equivalent
                  -----  ------------------- -----------------
                  1-10        .0015027%            0.55%
                  11-20       .0012301%            0.45%
                  21+         .0009572%            0.35%

This deduction is guaranteed not to increase while the Policy is in force. We will not increase the mortality and expense risk charge to .55% in years 11 and beyond.

ANNUAL OPERATING EXPENSES
(as a percentage of average daily net assets)

The following table describes the annual operating expenses for each Investment Fund for the year ended December 31, 2008:

                                                                             ACQUIRED            FEE WAIVERS      NET
                                                                             FUND FEES  TOTAL        AND         TOTAL
                                                   MANAGEMENT  OTHER   12B-1    AND     ANNUAL     EXPENSE       ANNUAL
                                                      FEES    EXPENSES FEES  EXPENSES* EXPENSES REIMBURSEMENTS EXPENSES**
-------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE INSURANCE FUNDS (SERIES I SHARES)
 AIM V.I. International Growth Fund                  0.71%     0.35%    --     0.02%    1.08%         --         1.08%(1)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
 Templeton Foreign Securities Fund                   0.64%     0.15%    --     0.02%    0.81%         --         0.81%(2)
MET INVESTORS SERIES TRUST -- CLASS A
 Clarion Global Real Estate Portfolio                0.63%     0.06%    --        --    0.69%         --         0.69%
 Lazard Mid Cap Portfolio                            0.69%     0.05%    --        --    0.74%         --         0.74%(3)
 Legg Mason Partners Aggressive Growth Portfolio     0.63%     0.02%    --        --    0.65%         --         0.65%
 Lord Abbett Bond Debenture Portfolio                0.50%     0.03%    --        --    0.53%         --         0.53%
 Lord Abbett Growth and Income Portfolio             0.50%     0.03%    --        --    0.53%         --         0.53%
 Lord Abbett Mid Cap Value Portfolio                 0.68%     0.07%    --        --    0.75%         --         0.75%(4)
 Met/AIM Small Cap Growth Portfolio                  0.86%     0.03%    --        --    0.89%         --         0.89%
 MFS(R) Emerging Markets Equity Portfolio            0.98%     0.13%    --        --    1.11%         --         1.11%
 MFS(R) Research International Portfolio             0.70%     0.07%    --        --    0.77%         --         0.77%
 Oppenheimer Capital Appreciation Portfolio          0.59%     0.03%    --        --    0.62%         --         0.62%
 PIMCO Total Return Portfolio                        0.48%     0.04%    --        --    0.52%         --         0.52%
 Van Kampen Mid Cap Growth Portfolio                 0.70%     0.19%    --        --    0.89%         --         0.89%(5)
METROPOLITAN SERIES FUND, INC. -- CLASS A
 BlackRock Bond Income Portfolio                     0.38%     0.05%    --        --    0.43%         --         0.43%(6)
 BlackRock Money Market Portfolio                    0.32%     0.02%    --        --    0.34%         --         0.34%(7)
 T. Rowe Price Large Cap Growth Portfolio            0.60%     0.07%    --        --    0.67%         --         0.67%
 T. Rowe Price Small Cap Growth Portfolio            0.51%     0.08%    --        --    0.59%         --         0.59%
 Western Asset Management Strategic Bond
   Opportunities Portfolio                           0.60%     0.05%    --        --    0.65%         --         0.65%
PUTNAM VARIABLE TRUST -- CLASS IA
 Putnam VT Growth and Income Fund                    0.53%     0.07%    --        --    0.60%         --         0.60%(8)
 Putnam VT Vista Fund                                0.65%     0.15%    --     0.01%    0.81%         --         0.81%

--------------------------------------------------------------------------------

 * Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

(1) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive the advisory fee payable by the Fund in an amount equal to 100% of the net advisory fees Invesco Aim receives from affiliated money market funds on investments by the Fund of uninvested cash (excluding investments of cash allocated from securities lending) in such affiliated money market funds. The Fee Waiver reflects this agreement.

(2) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

(3) Other Expenses include 0.02% of deferred expense reimbursement from a prior period.

(4) Other Expenses include 0.03% of deferred expense reimbursement from a prior period.

(5) Other Expenses include 0.08% of deferred expense reimbursement from a prior period.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.

(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

(8) Other Expenses include estimated expenses attributable to the fund's investments in other investment companies that the fund bears indirectly.

..   DEDUCTIONS FOR SURRENDERS, PARTIAL WITHDRAWALS AND TRANSFERS.

SURRENDER CHARGE. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Accumulation Account Value of your Policy to help us recover the costs of selling and issuing the Policy.

The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

PARTIAL WITHDRAWAL FEE AND TRANSFER FEE. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.

5.  DEATH BENEFIT

The amount of the death benefit depends on:

..   the Face Amount of your Policy;

..   the death benefit option in effect at the time of the Insured's death; and

..   under some circumstances the Accumulation Account Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Accumulation Account Value of your Policy, or the Accumulation Account Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100, the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also change the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

6.  TAXES

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. However, estate taxes may apply. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract
(MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% Federal tax penalty on the earnings withdrawn.

7.  ACCESS TO YOUR MONEY

You can terminate your Policy at any time during the lifetime of the Insured and we will pay you the Cash Surrender Value of your Policy. At any time during the

Insured's lifetime and before the Policy has terminated, you may withdraw a part of your Accumulation Account Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Accumulation Account Value of your Policy.

8.  OTHER INFORMATION

FREE LOOK. You can cancel the Policy within 20 days after you receive it or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. If you are 60 years or older on the Issue Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Policy's Account Value plus fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, cost of insurance, monthly Policy charge, percent of premium charge and mortality and expense risk charge) deducted from the Account Value as of the day we receive your returned Policy. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Accumulation Account Value and any subsequent premiums as you requested.

WHO SHOULD PURCHASE THE POLICY? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

..   create or conserve one's estate;

..   supplement retirement income; and

..   access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the Insured, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of the Insured.

ADDITIONAL FEATURES. The following additional features are offered:

..   you can arrange to have a regular amount of money automatically transferred from the BlackRock Money Market Portfolio to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

..   you can arrange to automatically readjust your Accumulation Account Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

..   we also offer a number of additional riders that are common to life insurance policies.

Consult your registered representative regarding the availability of these features and riders.

9.  INQUIRIES

If you need more information about purchasing a Policy, or if you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our Service Office:

   MetLife Life Administration - Equity Products
   P.O. Box 358
   Warwick, RI 02887-0358
   (800) 638-9294

PART I

1.  THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured. It has an Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year and, if surrender charges and any Partial Withdrawal Fee are insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When the Insured dies, the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.  PURCHASES

APPLICATION FOR A POLICY

We no longer offer the Policy to new purchasers. We do continue to accept premium payment from existing Owners. In order to purchase a Policy, you must submit an application to us that requests information about the proposed Insured. In some cases, we will ask for additional information. We may request that the proposed Insured provide us with medical records, a physician's statement or possibly require other medical tests.


PREMIUMS

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

If you send premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay applying the payment or transaction to your Policy.

UNSCHEDULED PREMIUMS

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1)refuse that premium payment; or

(2)require additional evidence of insurability before it accepts the premium.

LAPSE AND GRACE PERIOD

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

..   the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insured within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

..   the Cash Surrender Value is not sufficient to cover the monthly deduction
    (except for reasons stated above);

..   the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

..   a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

..   submit a written request for reinstatement;

..   submit proof satisfactory to us that the Insured is still insurable at the risk class that applies for the latest Face Amount portion then in effect;

..   pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

..   pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date on or following the day we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

..   the amount of any Policy loan reinstated;

..   increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if the Insured dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

ALLOCATION OF PREMIUM

When we receive a premium from you, we deduct:

..   a Tax Charge for premium taxes and Federal taxes; and

..   a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the money market Investment Fund. Once the free look period expires, the Accumulation Account Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

ACCUMULATION ACCOUNT VALUE OF YOUR POLICY

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

METHOD OF DETERMINING ACCUMULATION ACCOUNT VALUE OF AN INVESTMENT FUND

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Accumulation Account Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the

Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

(1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a Pro-Rata Surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or Pro-Rata Surrender; minus

(10)If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1)The value of the assets at the end of the preceding Valuation Period; plus

(2)The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3)The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4)Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5)The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

                      Policy   Percentage of   Effective
                      Years   Avg. Net Assets Annual Rate
                      ------  --------------- -----------
                      1-10       0.0015027       0.55%
                      11-20      0.0012301       0.45%
                      21+        0.0009572       0.35%

divided by

(6)The value of the assets at the end of the preceding Valuation Period.

OUR RIGHT TO REJECT OR RETURN A PREMIUM PAYMENT

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums would cause your Policy to become a Modified Endowment Contract (MEC), we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your policy from being treated as a MEC. (See "Federal Tax Status" for further discussion of the Policy's qualification as a life insurance contract under the Code and the consequences of being a MEC.) If mandated under other applicable federal or state law, we also may be required to return a premium payment.

3.  INVESTMENT FUNDS

The Policy offers the Investment Funds which are listed below. Appendix A contains a summary of investment objectives and subadvisers, if any, for each Investment Fund. Additional Investment Funds may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS, P.O. BOX 358, WARWICK, RI 02887-0358, 1-800-638-9294. YOU CAN ALSO
OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT FUNDS. An investment adviser (other than our affiliate, MetLife Advisers, LLC) or subadviser of an Investment Fund or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Investment Funds. The amount of the compensation is not deducted from Investment Fund assets and does not decrease the Investment Fund's investment return. The amount of the compensation is based on a percentage of assets of the Investment Funds attributable to the policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment fund or its affiliates may provide us with wholesaling services that assist in the distribution of the policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the policies.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an Investment Fund. We may benefit accordingly from assets allocated to the Investment Funds to the extent they result in profits to the adviser. See "Expenses -- Annual Operating Expenses" for information on the management fee paid by the Investment Funds and the Statement of Additional Information for the Investment Funds for information on the management fees paid by the advisers to the subadvisers.

HOW WE SELECT THE INVESTMENT FUNDS. We select the Investment Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Fund's adviser or sub-adviser is one of our affiliates or whether the Investment Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Investment Funds based on recommendations made by selling firms through which the contract is sold. We review the Investment Funds periodically and may remove an Investment Fund or limit its availability to new purchase payments and/or transfers of cash value if we determine that the Investment Fund no longer meets one or more of the selection criteria, and/or if the Investment Fund has not attracted significant allocations from policy owners. We do not provide investment advice and do not recommend or endorse any particular Investment Fund.

AIM VARIABLE INSURANCE FUNDS
(SERIES I SHARES)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the policy:

  AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the policy:

  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST
(CLASS A)

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the policy:

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/AIM Small Cap Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the policy:

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IA portfolios are available under the policy:

 Putnam VT Growth and Income Fund
 Putnam VT Vista Fund
Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into certain arrangements under which we are reimbursed by the Investment Funds' advisers, distributors and/or affiliates for the administrative services which we provide to the Funds.

SUBSTITUTION AND LIMITATIONS ON FURTHER INVESTMENTS

We may substitute one or more of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the SEC. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

TRANSFERS

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. Restrictions apply: refer to the "Market Timing" section below. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

(a)25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year; or

(b)the previous Policy year's General Account maximum withdrawal amount not to exceed the total Cash Surrender Value of the Policy.

We are not currently imposing the above restrictions, but we reserve the right to do so.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

MARKET TIMING

Frequent requests from policy owners to transfer cash value may dilute the value of an investment fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment fund and the reflection of that change in the investment fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment funds and may disrupt portfolio management strategy, requiring an investment fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment funds, which may in turn adversely affect policy owners and other persons who may have an interest in the policies (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the AIM V.I. International Growth Fund, Templeton Foreign Securities Fund, Clarion Global Real Estate Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio and T. Rowe Price Small Cap Growth Portfolio) (the "Monitored Portfolios") and we monitor transfer activity in those Investment Funds. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield investment fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment funds, we rely on the underlying investment funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified funds under that policy to be submitted either (i) in writing with an original signature or
(ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment funds that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the policies. We do not accommodate market timing in any Investment Funds and there are no arrangements in place to permit any policy owner to engage in market timing. We apply our policies and procedures without exception, waiver or special arrangement.

The Investment Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment funds, we have entered into a written agreement, as required by SEC regulation, with each investment fund or its principal underwriter that obligates us to provide to the investment fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the investment fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the investment fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the investment funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment funds. If an investment fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the investment fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner). You should read the Investment Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1) the value of the BlackRock Money Market Portfolio is completely depleted; or

2) you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

PORTFOLIO REBALANCING

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/ or the General Account from being rebalanced. On each

Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

APPROVED ASSET ALLOCATION PROGRAMS

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an approved asset allocation program, the transfers made under the program are not taken into account in determining any transaction charges.

4.  EXPENSES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

..   the death benefit, cash, and loan benefits under the Policy

..   investment options, including premium allocations

..   administration of elective options

..   the distribution of reports to Policy Owners

Costs and expenses we incur:

..   costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

..   overhead and other expenses for providing services and benefits

..   sales and marketing expenses

..   other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

..   that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

..   that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges, including the cost of insurance charge.

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

TAX CHARGES

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge is currently 2.35% of premium payments. If the tax rates change, we may change the amount of the deduction to cover the new rate.

SALES CHARGE

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

                  Policy Year 1:      15% of premium up to
                                      Target Premium; 5% of
                                      premium above Target
                                      Premium
                  Policy Years 2-10:  5% of all premium paid
                  Policy Years 11+:   2% of all premium paid

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

SELECTION AND ISSUE EXPENSE CHARGE

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured.

MONTHLY POLICY CHARGE

We deduct a monthly Policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

MONTHLY COST OF INSURANCE CHARGE

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured and the fact that the death benefit is not payable until the death of the Insured. Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insured at issue. The monthly cost of insurance rates generally increase as the Insured's Attained Age increases.

The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place the Insured into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Age of the Insured. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non-smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

(1)the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2)the Accumulation Account Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

CHARGES FOR ADDITIONAL BENEFIT RIDERS

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

MORTALITY AND EXPENSE RISK CHARGE

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:

                                   Daily
                          Policy   Charge     Annual
                          Years    Factor   Equivalent
                          ------  --------  ----------
                          1-10    .0015027%    0.55%
                          11-20   .0012301%    0.45%
                          21+     .0009572%    0.35%

This deduction is guaranteed not to increase while the Policy is in force. This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

SURRENDER CHARGE

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

..   upon surrender or lapse of the Policy;

..   upon a partial withdrawal;

..   upon a Pro-Rata Surrender; or

..   upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The surrender charge percentage is shown in the following table.

                  If surrender or lapse  The percentage of
                  occurs in the last     the annual Target
                  month of Policy year:  Premium payable is:
                  ---------------------  -------------------
                      1 through 5               45%
                           6                    40%
                           7                    30%
                           8                    20%
                           9                    10%
                      10 and later              0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction.

TRANSACTION CHARGES

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

INVESTMENT FUND EXPENSES

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Fund and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.  DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Accumulation Account Value of your Policy on the date of death and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

OPTION A. The amount of the death benefit under Option A is the greater of:

..   the Face Amount; or

..   the Accumulation Account Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" shown below.

OPTION B. The amount of the death benefit under Option B is the greater of:

..   the Face Amount plus the Accumulation Account Value of your Policy on the date of death; or

..   the Accumulation Account Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" shown below.

    Applicable Percentage of Accumulation Account Value Table For Insureds Less
     Than Age 100

                   Insured       Policy Accumulation Account
                   Person's Age   Value Multiple Percentage
                   ------------  ---------------------------
                   40 or under               250%
                      45                     215%
                      50                     185%
                      55                     150%
                      60                     130%
                      65                     120%
                      70                     115%
                    78 to 90                 105%
                    95 to 99                 101%

For ages that are not shown on this table the applicable percentage multiples will decrease by a ratable portion for each full year.

OPTION C. The amount of the death benefit under Option C is the greater of:

..   the Face Amount; or

..   the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100, then the Death Benefit will be 101% of the Policy's Accumulation Account Value.

CHANGE OF DEATH BENEFIT

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.

CHANGE IN FACE AMOUNT

Subject to certain limitations set forth below, you may decrease or increase the Face Amount of a Policy once each Policy year after the first Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested change must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements. If you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective.

PAYMENT OF PROCEEDS

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

6.  TAXES

NOTE: WE HAVE PREPARED THE FOLLOWING INFORMATION ON FEDERAL INCOME TAXES AS A GENERAL DISCUSSION OF THE SUBJECT.

IT IS NOT INTENDED AS TAX ADVICE TO ANYONE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN PART II.

LIFE INSURANCE IN GENERAL

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured. However, estate taxes may apply.

TAKING MONEY OUT OF YOUR POLICY

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life insurance Policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

POLICY LOANS

We will loan money to you at the loan interest rate we establish. You should contact our Service Office or your registered representative for information on loan procedures. We will make the loan as of the date when we receive a loan request.

You may borrow an amount up to the loan value of the Policy. The loan value is:

..   the Accumulation Account Value of the Policy on the date the loan request is received; less

..   interest to the next loan interest due date; less

..   anticipated monthly deductions to the next loan interest due date; less

..   any existing loan; less

..   any surrender charge; plus

..   interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Accumulation Account Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences. (See "Federal Tax Status".)

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy loans may have Federal income tax consequences. (See "Federal Tax
Status".)

LOAN INTEREST CHARGED

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

                       For Loans              Annual
                       Outstanding During  Interest Rate
                       ------------------  -------------
                       Policy Years 1-10       4.50%
                       Policy Years 11-20      4.25%
                       Policy Years 21+        4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

SECURITY

The Policy will be the only security for the loan.

REPAYING POLICY DEBT

You may repay the loan at any time prior to the death of the Insured and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

PARTIAL WITHDRAWALS

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. You should contact our Service Office or your registered representative for information on partial withdrawal procedures. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we may impose a $25 fee. We will process your partial withdrawal as of the date when we receive a request. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

(1)$500 from an Investment Fund or the General Account; or

(2)the Policy's Accumulation Account Value in an Investment Fund.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1)25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

(2)the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request was received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER

After the first Policy year, you can make a Pro-Rata Surrender of the Policy.

The Pro-Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

FULL SURRENDERS

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8.  OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on January 30, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all Policies were issued by MetLife Investors Insurance Company of California ("MetLife Investors California"), a subsidiary of MetLife Investors Insurance Company ("MetLife Investors") which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger.

Upon consummation of the merger, MetLife Investors California's separate corporate existence ceased by operation of law, and MetLife Investors assumed legal ownership of all of the assets of MetLife Investors California, including the Separate Account and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors California's liabilities and obligations, including those created under the Policies initially issued by MetLife Investors California and outstanding on the date of the merger. Such policies have thereby become variable policies funded by a Separate Account of MetLife Investors, and each Owner thereof has become a policyholder of MetLife Investors.

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

On December 31, 2002, MetLife, Inc. entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife, Inc. agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife, Inc. and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife, Inc. MetLife, Inc. has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife, Inc. has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

DISTRIBUTION

MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, acts as the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of Target Premium and 4.0% of excess premiums paid in Policy year 1. In renewal years, the commissions will equal up to 5.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. In addition, broker-dealers will receive annually, asset-based compensation equal up to .25% of Accumulation Account Value for all Policy years beginning the 13th month. Sometimes, MetLife Investors enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commission.

THE SEPARATE ACCOUNT

We established a separate account, MetLife Investors Variable Life Account One (the "Separate Account"), to hold the assets that underlie the Policies. The Board of Directors of MetLife Investors adopted a resolution to establish the Separate Account under Missouri insurance law on October 23, 1991. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five (the "Former Separate Account") with and into the Separate Account (the "Combination"). In connection with the Combination, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy Owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Funds available under your Policy have not changed. Your Cash Value is allocated to the same Investment Funds (with the same unit values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you. After the Combination, the financial statements will report assets on a combined basis. The financial statements will also combine any sub-accounts that invest in the same Investment Funds and illustrate unit values as a range.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

THE GENERAL ACCOUNT

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your Policy provides for limitations on allocations to the General Account, our current practice is not to limit allocations to the General Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted;

3) an emergency exists, as determined by the SEC, as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

OWNERSHIP

OWNER. The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

ASSIGNMENT. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

ADJUSTMENT OF CHARGES

For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PARTII

EXECUTIVE OFFICERS AND DIRECTORS

Our directors and executive officers and their principal occupations for the past five years are as follows:

              NAME
              AND PRINCIPAL
              BUSINESS ADDRESS  TITLES AND POSITIONS
              ----------------  --------------------
                Michael K.      Chairman of the Board, President
                Farrell****     and Chief Executive Officer of
                                MetLife Investors and MetLife
                                Investors USA since 2002 and
                                Executive Vice President of
                                Metropolitan Life Insurance
                                Company since 2005. Senior Vice
                                President of Metropolitan Life
                                2002-2005.

                Susan A.        Director, MetLife Investors and
                Buffum****      MetLife Investors USA since 2001.
                                FA, Managing Director of MetLife
                                Investors since 1994.

           NAME
           AND PRINCIPAL
           BUSINESS ADDRESS     TITLES AND POSITIONS
           ----------------     --------------------
           Elizabeth M.         Director and Executive Vice
           Forget*              President of MetLife Investors since
                                2003, President of Met Investors
                                Series Trust since 2000 and Senior
                                Vice President of Metropolitan Life
                                since 2007. Vice President of
                                Metropolitan Life 2002-2007.

           George               Director of MetLife Investors and
           Foulke******         MetLife Investors USA since 2003
                                and Vice President of Metropolitan
                                Life since 1998.

           Jay S. Kaduson****   Director and Vice President since
                                2007 and Director, Life
                                Distribution of Metropolitan Life
                                since 2006. Senior Counsel 2005-
                                2006 and Counsel 2004-2005 of
                                Metropolitan Life.

           Bennett D.           Director since 2009 and Vice
           Kleinberg*****       President since 2005 of MetLife
                                Investors and MetLife Investors
                                USA and Vice President and Senior
                                Actuary of Metropolitan Life since
                                2005 when MetLife merged with
                                Travelers Insurance Company. Vice
                                President of Travelers Insurance
                                Company 2003-2005.

           Richard C.           Director of MetLife Investors since
           Pearson**            2001, Director of MetLife Investors
                                USA since 1994, Vice President,
                                Associate General Counsel and
                                Secretary of MetLife Investors and
                                MetLife Investors USA since 2007.
                                Associate General Counsel of
                                Metropolitan Life since 2003 and
                                Executive Vice President, General
                                Counsel and Secretary of MetLife
                                Investors 2001-2007.

           Paul A.              Director of MetLife Investors and
           Sylvester****        MetLife Investors USA since 2006
                                and Senior Vice President of
                                Metropolitan Life since 2008.

           Jeffrey A. Tupper**  Director since 2003 and Assistant
                                Vice President since 2001 of
                                MetLife Investors and MetLife
                                Investors USA.

          NAME
          AND PRINCIPAL
          BUSINESS ADDRESS      TITLES AND POSITIONS
          ----------------      --------------------
          Kevin J.              Senior Vice President of MetLife
          Paulson*******        Investors and MetLife Investors
                                USA since 2003 and Vice President
                                of Metropolitan Life since 2003.

          Eric T. Steigerwalt*  Treasurer of MetLife Investors and
                                MetLife Investors USA since 2007
                                and Senior Vice President and
                                Treasurer of Metropolitan Life since
                                2007. Senior Vice President of
                                Metropolitan Life 2000-2007.

          James J. Reilly***    Vice President- Finance of MetLife
                                Investors since 2008 and Vice
                                President and Actuary of
                                Metropolitan Life Insurance
                                Company since 2005.

    * The principal business address is Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036.

   ** The principal address is MetLife Investors Insurance Company, 5 Park
      Plaza, Suite 1900, Irvine, CA 92614

  *** The principal business address is Metropolitan Life Insurance Company,
      501 Boylston Street, Boston, MA 02116.

 **** The principal business address is Metropolitan Life Insurance Company, 10
      Park Avenue, Morristown, NJ 07962.

***** The principal business address is Metropolitan Life Insurance Company,
      1300 Hall Boulevard, Bloomfield, CT 06002.

****** The principal business address is Metropolitan Life Insurance Company,
       334 Madison Avenue, P.O. Box 533, Convent Station, NJ 07961.

******* The principal business address is Metropolitan Life Insurance Company,
        4700 Westown Parkway, Suite 200, West Des Moines, IA 50266

VOTING

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting interests of the Owner in the Funds will be determined as follows:
Owners may cast one vote for each $100 of Accumulation Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

DISREGARD OF VOTING INSTRUCTIONS

We may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or Federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Insured's lifetime for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

ADDITIONAL BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. Consult your registered representative regarding the availability of these riders. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See "Expenses -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

ACCELERATED BENEFIT RIDER -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.

ANNIVERSARY PARTIAL WITHDRAWAL RIDER -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount. A contingent deferred sales charge will still apply.

GUARANTEED SURVIVOR PURCHASE OPTION (GSPO-PLUS) -- This rider grants the Policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

LIFETIME COVERAGE RIDER -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Accumulation Account Value.

SECONDARY GUARANTEE RIDER -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of an Accumulation Account Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

SUPPLEMENTAL COVERAGE TERM RIDER -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

WAIVER OF MONTHLY DEDUCTION RIDER -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

WAIVER OF SPECIFIED PREMIUM RIDER -- This rider provides for crediting the Policy's Accumulation Account Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Policies issued on a substandard risk basis. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

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

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday

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

with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

REPORTS TO OWNERS

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the MetLife, Inc. and subsidiaries' ("MetLife") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which
(1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

As noted above in the "The Company" section of this Prospectus, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Prospectus the following documents which have been filed with the SEC, which means that these documents are legally a part of this Prospectus.

The consolidated financial statements and financial schedules from MetLife, Inc. and Subsidiaries' Annual Report on Form 10-K for the year ended
December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

FINANCIAL STATEMENTS

Financial Statements of the Separate Account, the Company and General American Life are provided below.

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

APPENDIX A
PARTICIPATING INVESTMENT FUNDS
INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each Investment Fund available under the policy. The Investment Funds' prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AIM VARIABLE INSURANCE FUNDS
(SERIES 1 SHARES):

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the policy:

AIM V.I. INTERNATIONAL GROWTH FUND

SUBADVISERS: Invesco Asset Management Deutschland GmbH; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Australia Limited; Invesco Global Asset Management (N.A.), Inc.; Invesco Hong Kong Limited; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Trimark Investment Management Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):

Franklin Templeton Variable Insurance Products Trust is a mutual fund with multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the policy:

TEMPLETON FOREIGN SECURITIES FUND

SUBADVISER: Franklin Templeton Investment Management Limited

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class A portfolios are available under the policy:

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities, L.P.

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A):

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A portfolios are available under the policy:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PUTNAM VARIABLE TRUST (CLASS IA):

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the policy:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

PUTNAM VT VISTA FUND

INVESTMENT OBJECTIVE: Seeks capital appreciation.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of premiums or transfers of cash value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) DWS Variable Series II: DWS Government & Agency Securities VIP (Class A) (closed effective May 1, 2002); and (b) Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class A) (added and closed effective May 1, 2009).

Effective as of April 28, 2003, General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust ("MIST"); (b) AllianceBernstein Variable Products Series Fund, Inc.: AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of MIST; (c) Franklin Templeton Variable Insurance Products Trust (Class 1): Franklin Small Cap Fund was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of Metropolitan Series Fund, Inc. ("MSF"); and Mutual Shares Securities Fund was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST;
(d) Goldman Sachs Variable Insurance Trust ("GSVIT"): GSVIT Growth and Income Fund (closed effective March 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of MIST; and GSVIT International Equity Fund (closed effective March 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of MIST; (e) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of MIST;
(f) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Research Series (closed effective May 1, 2003) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of MIST; MFS(R) Emerging Growth Series was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of MSF; and the MFS(R) Strategic Income Series was replaced with the Salomon Brothers Strategic Bond Opportunities Portfolio (Class A) of MSF; (g) Oppenheimer Variable Account Funds (Initial Class): Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of MIST; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of MIST; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of MIST; Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of MSF; and (h) Putnam Variable Trust (Class IA): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class A) of MIST; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of MIST.

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was closed.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust, the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust and the MFS New Discovery Series (Initial Class) was replaced with the Met/AIM Small Cap Growth Portfolio of the Met Investors Series Trust; (c) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IA) was replaced with the MFS Research International Portfolio (Class A) of the Met Investors Series Trust;
(d) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following investment portfolios were replaced: (a) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) was replaced with the Met/AIM Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust; and (b) DWS Variable Series II: DWS Small Cap Growth VIP (Class A) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust was merged into the Lazard Mid-Cap Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class 1) of the Franklin Templeton Variable Insurance Products Trust was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of May 4, 2009, the Met/AIM Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

YOU SHOULD READ THE PROSPECTUSES FOR THESES DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

Financial statements of the Registrant, Depositor and Guarantor will be filed by amendment.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to policyholders covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

These significant events include: (i) termination of the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

                                REPRESENTATIONS

   MetLife Investors Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Investors Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

   The facing sheet.

   The prospectus consisting of 40 pages.

   The undertaking to file reports.

   The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

   The undertakings of the Depositor.

   Representations.

   The signatures.

   Written consents of the following persons:

          Opinion and Consent of Counsel of MetLife Investors (see Exhibit 3(i) below)
          D. Kent Holbrook., F.S.A., M.A.A.A. (see Exhibit 3(ii) below)
          Opinion and Consent of Guarantor's Counsel: Blackwell Sanders Peper Martin LLP (see Exhibit 3(iii) below)
          Independent Registered Public Accounting Firm (see Exhibit 11 below)

   The following exhibits:

1.A.(1)  (a)    Resolution of the Board of Directors of COVA Financial Life
                Insurance Company establishing the separate account dated
                March 24, 1992 1
         (b)    Resolution of the Board of Directors of MetLife Investors
                Insurance Company effecting the separate account 10
         (c)    Resolutions of the Board of Directors dated October 23, 1991 establishing MetLife Investors Variable Life Account One 2
         (d)    Resolution of MetLife Investors Insurance Company Board of
                Directors, dated ______, authorizing the combining of MetLife
                Investor Variable Life Account Five into MetLife Investors
                Variable Life Account One. (To be filed by amendment.)
    (2)         Not Applicable
    (3)  (a)    Form of Principal Underwriter's Agreement 7
         (b)    Selling Agreement 6
         (c)    Schedule of Commissions 6
    (4)         Not Applicable
    (5)         Flexible Premium Variable Life Insurance Policy 5
         (a)    Accelerated Benefit Rider 5
         (b)    Anniversary Partial Withdrawal Rider 5
         (c)    Guaranteed Survivor Plus Purchase Option Rider 5
         (d)    Lifetime Coverage Rider 5
         (e)    Secondary Guarantee Rider 5
         (f)    Supplemental Coverage Rider 5
         (g)    Waiver of Monthly Deduction Rider 5
         (h)    Waiver of Specified Premium Rider 5
         (i)    Endorsement (Name Change) 7
         (j)    Endorsement (Merger into MetLife Investors Insurance
                Company) 10
    (6)  (a)    Articles of Incorporation of the Company 2
         (b)    By-Laws of the Company 2
    (7)         Not Applicable
    (8)         Not Applicable
    (9)  (a)    Fund Participation Agreement by and among AIM Variable
                Insurance Funds, Inc., A I M Distributors, Inc., COVA Financial
                Life Insurance Company, on behalf of itself and its Separate
                Account, and COVA Life Sales Company 3
         (b)    Participation Agreement among Templeton Variable Products
                Series Fund, Franklin Templeton Distributors, Inc. and Cova
                Financial Life Insurance Company 4
         (c)    Form of Fund Participation Agreement among Putnam Variable
                Trust, Putnam Mutual Funds Corp. and Cova Financial Life
                Insurance Company 3
         (d)    Form of Participation Agreement among Russell Insurance
                Funds, Russell Fund Distributors, Inc. and Cova Financial Life
                Insurance Company 3

          (e)    Participation Agreement between MetLife Investors
                 Insurance Company and Met Investors Series Trust 8
          (f)    Participation Agreement between MetLife Investors
                 Insurance Company and Metropolitan Series Fund, Inc. 8
          (g)    Net Worth Maintenance Agreement between MetLife, Inc.
                 and MetLife Investors Insurance Company (December 31,
                 2002). 9
          (h)    Guarantee Agreement (General American Life Insurance
                 Company) (June 1, 1995) 10
   (10)          Application Forms 5
2.               See Exhibit 3(i)
3.(i)            Opinion and Consent of Counsel (to be filed by amendment)
  (ii)           Opinion and Consent of D. Kent Holbrook 7
  (iii)          Opinion and Consent of Counsel of Missouri (Guarantor) 10
4.               None
5.               Inapplicable
6.               Inapplicable
7.       (i)     Powers of Attorney of MetLife Investors Insurance
                 Company
         (ii)    Powers of Attorney of General American Life Insurance
                 Company (as Guarantor)
8.               Inapplicable
9.               Inapplicable
10.              Inapplicable
11.              Consent of Independent Registered Public Accounting Firm
                 (to be filed by amendment)

1 Incorporated herein by reference to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed October 9, 1997.
2 Incorporated herein by reference to the Registrant's Form S-6 Registration Statement, File No. 333-17963, filed December 16, 1996.
3 Incorporated herein by reference to Post-Effective Amendment No. 1 to the MetLife Investors Variable Annuity Account Five's Form N-4 Registration Statement, File No. 333-34817, filed February 11, 1998.
4 Incorporated herein by reference to Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 333-37559, filed April 30, 1999.

5 Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-83197, filed July 19, 1999.
6 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-83183, filed October 22, 1999.
7 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 333-83183, filed April 26, 2001.
8 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-69522, filed December 20, 2001.
9 Incorporated herein by reference to Post-Effective Amendment No. 16 to the MetLife Investors Variable Annuity Account Five's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21, 2006.
10 Incorporated herein by reference to the MetLife Investors Variable Life Account Five's Registration Statement on Form S-6 (File No. 333-138574) as filed November 9, 2006.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, MetLife Investors Variable Life Account One, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 27th day of July, 2009.

                                    MetLife Investors Variable Life Account One
                                       (Registrant)

                                  By:  MetLife Investors Insurance Company
                                         (Depositor)

                                  By:  /s/ Richard C. Pearson
                                       -----------------------------------------
                                       Richard C. Pearson
                                       Vice President, Associate General Counsel
                                       and Secretary

Attest:

/s/ Jonnie L. Crawford
-------------------------
Jonnie L. Crawford

   Pursuant to the requirements of the Securities Act of 1933, MetLife Investors Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 27th day of July, 2009.

                                      MetLife Investors Insurance Company
(Seal)

Attest:  /s/ Jonnie L. Crawford       By:  /s/ Richard C. Pearson
         -----------------------           ------------------------------
         Jonnie L. Crawford                Richard C. Pearson
                                           Vice President, Associate
                                           General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on July 27, 2009.

/s/ Michael K. Farrell *               Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
Michael K. Farrell

/s/ Susan A. Buffum *                  Director
-------------------------------------
Susan A. Buffum

/s/ Elizabeth M. Forget *              Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget

/s/ George Foulke *                    Director
-------------------------------------
George Foulke

/s/ Jay S. Kaduson *                   Director and Vice President
-------------------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *             Director and Vice President
-------------------------------------
Bennett D. Kleinberg

/s/ Richard C. Pearson *               Director, Vice President, Associate
-------------------------------------  General Counsel and Secretary
Richard C. Pearson

/s/ Paul A. Sylvester *                Director
-------------------------------------
Paul A. Sylvester

/s/ Jeffrey A. Tupper *                Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper

/s/ James J. Reilly *                  Vice President, Finance (Principal
-------------------------------------  Financial and Accounting Officer)
James J. Reilly

                                   By:  /s/ John E. Connolly, Jr.
                                        ----------------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company has duly caused this Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 27th day of July, 2009.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                        (Guarantor)

                                        By:  /s/ Paul L. LeClair
                                             ----------------------------------
                                             Paul L. LeClair
                                             Vice President and Actuary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 27, 2009.

Signature                                              Title

/s/ Lisa M. Weber*                     Chairman of the Board, President and
-------------------------------------         Chief Executive Officer
Lisa M. Weber

/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------                officer)
James J. Reilly

/s/ Michael K. Farrell*                              Director
-------------------------------------
Michael K. Farrell

/s/ James L. Lipscomb                                Director
-------------------------------------
James L. Lipscomb

/s/ Peter M. Carlson*                      Executive Vice President and
-------------------------------------        Chief Accounting Officer
Peter M. Carlson

/s/ William J. Mullaney*                             Director
-------------------------------------
William J. Mullaney

/s/ Eric T. Steigerwalt                 Director, Senior Vice President and
-------------------------------------                Treasurer
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                                Director
-------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                               Director
-------------------------------------
Michael J. Vietri

/s/ William J. Wheeler*                              Director
-------------------------------------
William J. Wheeler

                                             By:  /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr. Esq
                                                  Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT LIST


7.(i)     Powers of Attorney of MetLife Investors Insurance Company

  (ii) Powers of Attorney of General American Life Insurance Company (as Guarantor)